

July 1, 2015

Mr. David Dewalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Boulevard
Milpitas, California 95035

> **Re:**   **FireEye, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Response Dated June 16, 2015**
> **File No. 001-36067**

Dear Mr. Dewalt:

We have reviewed your June 16, 2015 response to our comment letter dated June 2, 2015 and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2015 letter.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation, page 25

1.   We note your response to prior comment 1. As indicated in our prior comment, where performance targets are tied to company-wide financial results that are publicly reported, such as your non-GAAP earnings before interest, taxes, depreciation and amortization, we generally expect companies to disclose the targets after those financial results have been disclosed. We note your statements that public disclosure of your fiscal 2014 non-GAAP earnings target "would allow [competitors] to use the information against [you], which would affect [your] future plans and strategies, make [y]our ability to achieve such plans and strategies increasingly difficult and could result in a material adverse effect on [y]our business and financial results." It is still unclear to us, however, how disclosure of your fiscal 2014 non-GAAP earnings target would cause you competitive harm after your actual fiscal 2014 financial results have been disclosed. Accordingly, please disclose in

your next response letter the target level for your 2014 non-GAAP earnings corporate performance measure and confirm that you will provide such disclosure in future filings, as appropriate.

If you have any questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati